UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 29 September, 2021
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F __X__
Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes _____
No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes _____
No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes _____
No __X__

ENCLOSURES:

Sens Announcement dated 29 September 2021: Dealings in securities by directors and the
Company Secretary of Sasol and major subsidiaries

S
asol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code:        JSE: SOLBE1
Sasol BEE Ordinary ISIN code:           ZAE000151817
(“Sasol” or “Company”)

DEALINGS IN SECURITIES BY DIRECTORS AND THE COMPANY SECRETARY OF SASOL
AND MAJOR SUBSIDIARIES

In compliance with paragraph 3.63 to 3.66 of the JSE Limited Listings Requirements (“Listings
Requirements”), Sasol hereby announces that directors of Sasol, directors of major subsidiaries and the company secretary of Sasol have, in terms of the Sasol Long-Term Incentive Plan (“Plan”), been issued shares in terms of previously accepted LTI grants made to them in 2016 and 2018 that have partly vested at the achievement of corporate performance targets at 44,7% (GEC) and 66,8% (SVP and lower) respectively. The balance of the award made in 2018, will vest in 2023 subject to the rules of the Plan. Participants have the option to retain all shares, sell sufficient shares to cover the tax liability and retain the balance of shares or to sell the vested shares. The dealings are as set out below.
Transaction date:
27 September 2021
Class of shares:
Sasol ordinary shares
Initial issue price per share:
R0,00
Nature of transaction:
Retention of vested shares off-market
Nature and extent of interest:
Direct beneficial
Surname and
initials
Company and designation
Number of
shares
Price per
share
(ZAR)
Total value of
the
transaction
(ZAR)
Grobler, F R Sasol Limited: Director 7 122 249,12 1 774 232,64
Kahla, V D
Sasol Limited: Director
Sasol Oil (Pty) Ltd: Director
Sasol South Africa Limited: Director
3 791 249,12 944 413,92
du Toit, M
Sasol Limited: Company Secretary
Sasol South Africa Limited: Company
Secretary
1 149 249,12 286 238,88
Baijnath, B
Sasol Oil (Pty) Ltd: Director
Sasol South Africa Limited: Director
3 122 249,12 777 752,64
Khoele, G L Sasol Oil (Pty) Ltd: Director 810 249,12 201 787,20
Laxa, R M Sasol South Africa Limited: Director 809 249,12 201 538,08
Mokoena, C K
Sasol Limited: Prescribed officer
South Africa Limited: Director
Sasol Oil (Pty) Ltd: Director
1 453 249,12 361 971,36

Transaction date:
27 September 2021
Class of securities:
Sasol American Depositary Receipts (ADR) each representing
one Sasol ordinary share
Initial issue price per ADR:
USD0,00
Nature of Transaction:
Retention of vested shares off-market
Nature and extent of interest:
Direct beneficial
Surname and
initials
Company and designation
Number
of
securities
Price
per
security
(USD)
Total value
of the
transaction
(USD)
Griffith, B V Sasol Limited: Prescribed officer 1 212 16,52 20 022,24

Transaction date:
27 September 2021
Class of securities:
Sasol ordinary shares
Initial issue price per share:
R0,00
Nature of transaction:
Sale of vested shares on-market
Nature and extent of interest:
Direct beneficial
Surname and
initials
Company and designation
Number
of
shares
Selling
Price
per
share
(ZAR)*
Total value
of the
transaction
(ZAR)
Kahla, V D
Sasol Limited: Director
Sasol Oil (Pty) Ltd: Director
Sasol South Africa Limited: Director
3 496 261,53 914 308,88
Victor, P Sasol Limited: Director 15 742 261,53 4 117 005,26
du Toit, M
Sasol Limited: Company Secretary
Sasol South Africa Limited: Company
Secretary
1 059 261,53 276 960,27
Baijnath, B
Sasol Oil (Pty) Ltd: Director
Sasol South Africa Limited: Director
2 880 261,53 753 206,40
Booley, T Sasol South Africa Limited: Director 1 380 261,53 360 911,40
Brand, H C Sasol Limited: Prescribed officer 2 168 261,53 566 997,04
Khoele, G L Sasol Oil (Pty) Ltd: Director 747 261,53 195 362,91
Klingenberg, BE
Sasol Limited: Prescribed officer
Sasol Oil (Pty) Ltd: Director
Sasol Chemicals (USA) LLC: Director
8 818 261,53 2 306 171,54
Laxa, R M Sasol South Africa Limited: Director 2 246 261,53 587 396,38
Mokomela, D T Sasol South Africa Limited: Director 912 261,53 238 515,36
Mokoena, C K
Sasol Limited: Prescribed officer
Sasol South Africa Limited: Director
Sasol Oil (Pty) Ltd: Director
1 340 261,53 350 450,20
Nndwammbi, G N
Sasol Oil (Pty) Ltd: Director
Sasol South Africa Limited: Director
1 685 261,53 440 678,05
Powys, M L Sasol Oil (Pty) Ltd: Director 123 261,53 32 168,19
Stofberg, N Sasol Chemicals (USA) LLC: Director 1 522 261,53 398 048,66
Vilakazi, P M
Sasol Oil (Pty) Ltd: Director
Sasol South Africa Limited: Director
1 475 261,53 385 756,75
* Average selling price per share is based on transactions effected by the Company on 27 September 2021. Proceeds are allocated to the shares sold by directors, as with all employees, based on the outcome of the bulk sale.

The highest and lowest prices, as well as VWAP price for the day of trading are as follows:
Date
Highest
price
Lowest
price
Volume Weighted
Average Price
27 September 2021 264,59 257,77 261,54

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal has been obtained for all the transactions set out above.
Transaction date:
27 September 2021
Class of Securities:
Sasol American Depositary Receipts (ADR) each representing
one Sasol ordinary share
Initial issue price per ADR:
USD0,00
Nature of transaction:
Sale of vested shares on-market
Nature of extent of interest:
Direct beneficial
Surname and
initials
Company and designation
Number
of
securities
Selling
Price
per
security
(USD)*
Total value
of the
transaction
(USD)
Griffith, B V Sasol Limited: Prescribed officer 807 17,44 14 074,08
Stouder, E Sasol Chemicals (USA) LLC: Director 1 676 17,44 29 229,44
* Average selling price per share is based on transactions effected by the Company on 27 September 2021. Proceeds are allocated to the shares sold by directors, as with all employees, based on the outcome of the bulk sale.

The highest and lowest prices, as well as VWAP price for the day of trading are as follows:
Date
Highest
price
Lowest
price
Volume Weighted
Average Price
27 September 2021 17,56 17,22 17,46

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal has been obtained for all the transactions set out above.

29 September 2021
Sandton

Sponsor: Merrill Lynch South Africa (Pty) Limited t/a BofA Securities

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29 September 2021

By:
/sgd/M du Toit
M du Toit Name:
Title: Group Company Secretary